SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 240.13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO

RULE 240.13d-2(a)

(Amendment No. 1)*

TABLE TRAC, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

87336P106
(CUSIP Number)

Chad Hoehne

Sally Hoehne

Table Trac, Inc.

6101 Baker Road, Suite 206

Minnetonka, MN 55345

(952) 548-8877

With a copy to:

Paul D. Chestovich, Esq.

Maslon Edelman Borman & Brand, LLP

90 South 7th Street, Suite 3300

Minneapolis, MN 55402

(612-672-8200)

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

12/22/2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(continued on following pages)

__________________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87336P 10 6	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Chad Hoehne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – Founder’s Shares
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,500 common shares
	8	SHARED VOTING POWER 1,041,600 common shares
	9	SOLE DISPOSITIVE POWER 214,500 common shares
	10	SHARED DISPOSITIVE POWER 1,041,600 common shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,256,100 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.7%
14	TYPE OF REPORTING PERSON IN

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CUSIP No. 87336P 10 6	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Sally Hoehne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – Founder’s Shares
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 common shares
	8	SHARED VOTING POWER 1,041,600 common shares
	9	SOLE DISPOSITIVE POWER 0 common shares
	10	SHARED DISPOSITIVE POWER 1,041,600 common shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,600 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 ☐ EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.1%
14	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer.

This statement relates to the common stock, $.001 par value per share, of Table Trac, Inc., a Nevada corporation (the “Issuer”). The address of the Issuer’s principal executive office is 6101 Baker Road, Suite 206, Minnetonka, MN 55345.

Item 2. Identity and Background.

This Schedule 13D is being filed by Chad Hoehne and Sally Hoehne (collectively, the “Reporting Persons”). The principal business address for Mr. Hoehne is 6101 Baker Road, Suite 206, Minnetonka, MN 55345. The principal business address for Mrs. Hoehne is 6101 Baker Road, Suite 206, Minnetonka, MN 55345. Mr. Hoehne is the President and Chief Technology Officer of the Issuer, and also a director of the Issuer. Mr. and Mrs. Hoehne are husband and wife.

During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purposes of Transaction.

The Reporting Persons acquired their shares for investment purposes. The Reporting Persons reserve the right, should they determine to do so at any time after the date of this filing, to take such actions with respect to their holdings in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include continuing to hold their shares, disposing of some or all of their shares in the open market or otherwise, acquiring additional shares in the open market or otherwise, or exercising their rights as a shareholder of the Company by, for example, making shareholder proposals. Such proposals may include the nomination of director-nominees to serve on the Company’s Board of Directors.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the following matters:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, other than pursuant to the plans or arrangements described in Item 6 of this Schedule;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

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(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may from time to time acquire, or dispose of, common stock and/or other securities of the Issuer if and when the Reporting Persons deem it appropriate.

Item 5. Interest in the Securities of the Issuer.

(a) Mr. Hoehne beneficially owns 1,256,100 common shares, including 1,041,600 common shares owned jointly by the Reporting Persons and 50,000 common shares held for the benefit of the Reporting Persons’ child (the “Child’s Shares”). According to information provided by the Issuer in its most recently filed Quarterly Annual Report on Form 10-Q, as of November 10, 2011, the Issuer had 4,704,305 common shares outstanding. Based upon this information, Mr. Hoehne is the beneficial owner of 26.7% of the outstanding common shares.

Mrs. Hoehne beneficially owns 1,041,600 common shares which she holds jointly with Mr. Hoehne. She does not have voting or dispositive power with respect to the Child’s Shares. Based upon the information given above, Mrs. Hoehne is the beneficial owner of 22.1% of the outstanding shares.

(b) Mr. Hoehne has sole voting and dispositive power with respect to the 164,500 shares that he holds directly and 50,000 shares for the benefit of the Reporting Persons’ child. The Reporting Persons have shared voting and dispositive power with respect to the 1,041,600 common shares that they hold jointly.

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(c) Transactions in the common shares during the past 60 days: On December 22, 2011, Reporting Persons transferred 50,000 shares to one of their children who had reached his age of majority.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Agreements, Understandings With Respect to Securities of the Issuer.

None.

Item 7. Exhibits.

Exhibit 99.1 Agreement to file jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012	/s/ Chad Hoehne
Chad Hoehne

/s/ Sally Hoehne
Sally Hoehne

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